                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                AMENDMENT NO. 5
                                       TO
                                 SCHEDULE 13E-3
                        RULE 13E-3 TRANSACTION STATEMENT
       (PURSUANT TO SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934)

                              INSTRON CORPORATION
                              (Name of the Issuer)

                          ISN ACQUISITION CORPORATION
                       KIRTLAND CAPITAL PARTNERS III L.P.
                             KIRTLAND PARTNERS LTD.
                        KIRTLAND CAPITAL COMPANY III LLC

              GEORGE S. BURR                            JONATHAN L. BURR
              HELEN L. BURR                    THE JONATHAN L. BURR TRUST -- 1965
     THE HAROLD HINDMAN TRUST -- 1969                  YAHYA GHARAGOZLOU
              HAROLD HINDMAN                           ARTHUR D. HINDMAN
            JAMES M. MCCONNELL                        WILLIAM J. MILLIKEN
             JOSEPH E. AMARAL                          LINTON A. MOULDING
           KENNETH L. ANDERSEN                      JANE ELIZABETH MOULDING
             JOHN R. BARRETT                            NORMAN L. SMITH

                              INSTRON CORPORATION
                      (Name of Person(s) Filing Statement)

                    COMMON STOCK, PAR VALUE $1.00 PER SHARE
                         (Title of Class of Securities)

                                   0004577761
                     (CUSIP Number of Class of Securities)

  Kirtland Capital Partners III L.P.            Instron Corporation        James M. McConnell
       c/o Raymond A. Lancaster                c/o James M. McConnell       Joseph E. Amaral
         2550 SOM Center Road                    100 Royall Street        Kenneth L. Andersen
               Suite 105                          Canton, MA 02021          John R. Barrett
      Willoughby Hills, OH 44904                   (781) 828-2500           Jonathan L. Burr
            (440) 585-9010                                                The Jonathan L. Burr
                                                                             Trust -- 1965
        Kirtland Partners Ltd.                                             Yahya Gharagozlou
   Kirtland Capital Company III LLC                                        Arthur D. Hindman
      ISN Acquisition Corporation                  George S. Burr         William J. Milliken
c/o Kirtland Capital Partners III L.P.             Helen L. Burr           Linton A. Moulding
       c/o Raymond A. Lancaster                  The Harold Hindman     Jane Elizabeth Moulding
         2550 SOM Center Road                      Trust -- 1969            Norman L. Smith
               Suite 105                           Harold Hindman       c/o Instron Corporation
      Willoughby Hills, OH 44904              c/o Instron Corporation      100 Royall Street
            (440) 585-9010                       100 Royall Street          Canton, MA 02021
                                                  Canton, MA 02021           (781) 828-2500
                                                   (781) 828-2500

                                WITH COPIES TO:

     Stuart M. Cable, P.C.           Charles W. Hardin, Jr.        John R. Utzschneider      Thomas J. Dougherty
  Joseph L. Johnson III, P.C.      Jones, Day, Reavis & Pogue        Bingham Dana LLP       Skadden, Arps, Slate,
       James A. Matarese               901 Lakeside Avenue          150 Federal Street       Meagher & Flom LLP
  Goodwin, Procter & Hoar LLP          Cleveland, OH 44114           Boston, MA 02110         One Beacon Street
        Exchange Place                   (216) 586-3939               (617) 951-8000          Boston, MA 02108
       Boston, MA 02109                                                                        (617) 573-4800
        (617) 570-1000

          (Name, Address and Telephone Number of Person Authorized to
  Receive Notices and Communications on Behalf of Person(s) Filing Statement)

    This statement is filed in connection with (check the appropriate box):

    a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

    b. [ ] The filing of a registration statement under the Securities Act of 1933.

    c. [ ] A tender offer.

    d. [ ] None of the above.

    Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [X]
                           CALCULATION OF FILING FEE

-----------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------
        TRANSACTION VALUE*                             AMOUNT OF FILING FEE
-----------------------------------------------------------------------------------------------
           $151,662,752                                      $30,333
-----------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------

* For purposes of calculating the filing fee only. Calculated in accordance with Rule 0-11(b)(2) under the Securities Exchange Act of 1934, as amended. Assumes the purchase of 6,653,238 shares of Common Stock, par value $1.00 per share, of Instron Corporation at $22.00 per share and the purchase of underlying options to purchase Common Stock for an aggregate of $5,291,516.

    [X] Check box if any of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

    Amount previously paid: $30,333

    Form or registration no.: Preliminary Proxy Statement on Schedule 14A (filed concurrently with this Schedule 13E-3)

    Filing party: Instron Corporation

    Date filed: May 26, 1999

     This Rule 13e-3 Transaction Statement (this "Statement") is being filed with the Securities and Exchange Commission (the "Commission") in connection with the merger (the "Merger") of ISN Acquisition Corporation ("MergerCo") with and into Instron Corporation ("Instron"), with Instron continuing as the surviving corporation (the "Surviving Corporation"), pursuant to an Agreement and Plan of Merger dated as of May 6, 1999 (the "Merger Agreement") by and among Instron, MergerCo and Kirtland Capital Partners III L.P., the parent of MergerCo ("Kirtland"), as amended by Amendment No. 1 to the Agreement and Plan of Merger dated as of August 5, 1999 ("Amendment No. 1"). Under the Merger Agreement and Amendment No. 1, each share of common stock, par value $1.00 per share, of Instron (the "Instron Common Stock") outstanding immediately prior to the Merger, other than shares held by Instron, its subsidiaries, MergerCo or dissenting Instron stockholders, will be canceled and converted automatically into the right to receive $22.00 in cash without interest. In addition, certain members of Instron's management and their affiliates (the "Management Investors") and certain members of Instron's Board of Directors and/or their affiliates (the "Other Investors") who or which are also stockholders of Instron will exchange some of their shares of Instron Common Stock for equity in the Surviving Corporation and will have certain of their stock options assumed by the Surviving Corporation. Accordingly, upon consummation of the Merger, the entire equity interest in Instron as the Surviving Corporation will be owned by Kirtland and certain of its affiliates, the Management Investors and the Other Investors. James M. McConnell, Joseph E. Amaral, Kenneth L. Andersen, John R. Barrett, Jonathan L. Burr, The Jonathan L. Burr Trust -- 1965, Yahya Gharagozlou, Arthur D. Hindman, William J. Milliken, Linton A. Moulding, Jane Elizabeth Moulding and Norman L. Smith are the Management Investors. George S. Burr, Helen L. Burr and The Harold Hindman Trust -- 1969 are the Other Investors. Harold Hindman is filing this Statement solely in his capacity as trustee of The Harold Hindman Trust -- 1969. He is not, in his individual capacity, one of the Other Investors.

     Concurrently with the filing of this Statement, Instron has filed with the Commission supplemental proxy materials (the "Supplement") in connection with a special meeting of the stockholders of Instron at which such stockholders will be asked to approve the Merger Agreement, as amended.

ITEM 4.  TERMS OF THE TRANSACTION.

     (a) The information set forth in the sections entitled "Questions and Answers about the Merger," "Summary -- Terms of the Merger Agreement," "-- Share Ownership of Instron Following the Merger," "-- Conflicts of Interest,"
"-- Appraisal Rights," "Special Factors -- Certain Effects of the Merger,"
"-- Financing of the Merger," "-- Conflicts of Interest," "The Special
Meeting -- Effective Time of the Merger and Payment for Shares," "The Merger" and "Appraisal Rights" of the Proxy Statement and Appendix A to the Proxy Statement is incorporated herein by reference. The information set forth in the Supplement is incorporated herein by reference.

     (b) The information set forth in the sections entitled "Questions and Answers about the Merger," "Summary -- Share Ownership of Instron Following the Merger," "-- Conflicts of Interest," "-- Appraisal Rights," "Special
Factors -- Purpose and Reasons of the Investor Group for the Merger,"
"-- Conflicts of Interest," "-- Certain Effects of the Merger," "The Merger" and "Appraisal Rights" of the Proxy Statement is incorporated herein by reference.

ITEM 16.  ADDITIONAL INFORMATION.

     The entirety of the Proxy Statement is incorporated herein by reference.

     On August 5, 1999 Instron entered into Amendment No. 1 to the Agreement and Plan of Merger by and among Instron, MergerCo and Kirtland, whereby the parties agreed to certain modifications to the Merger Agreement. The Merger Agreement and Amendment No. 1 are attached as exhibits to this Statement. The entirety of the Supplement is incorporated herein by reference.

ITEM 17.  MATERIAL TO BE FILED AS EXHIBITS.

     * (a)(1) Letter dated May 3, 1999 from National City Bank to Kirtland.

     * (b)(1) Opinion of The Beacon Group Capital Services, LLC dated May 6, 1999 (included as Appendix B to the Proxy Statement dated July 23, 1999).

     * (b)(2) Financial Analysis Presentation materials prepared by The Beacon Group Capital Services, LLC in connection with its presentation to the Board of Directors of Instron and its Opinion dated as of May 4, 1999.

     * (b)(3) Financial Analysis Presentation materials prepared by The Beacon Group Capital Services, LLC in connection with its presentation to the Board of Directors of Instron dated as of August 11, 1998.

     * (b)(4) Financial Analysis Presentation materials prepared by The Beacon Group Capital Services, LLC in connection with its presentation to the Board of Directors of Instron dated as of March 10, 1999.

     * (b)(5) Financial Analysis Presentation materials prepared by The Beacon Group Capital Services, LLC in connection with its presentation to the Special Committee of the Board of Directors of Instron dated as of April 7, 1999.

       (c)(1) Agreement and Plan of Merger dated as of May 6, 1999 by and among Instron, MergerCo and Kirtland (included as Appendix A to the Proxy Statement dated July 23, 1999 and in the Letter to Stockholders dated as of August 6, 1999 filed herewith).

     * (c)(2) Letter Agreement dated as of May 6, 1999 by and among Kirtland and the Management Investors.

     * (c)(3) Letter Agreement dated as of May 6, 1999 by and among Kirtland, Instron and the Other Investors.

     * (c)(4) Voting Agreement dated as of May 6, 1999 by and among Kirtland, MergerCo, the Management Investors and certain of their affiliates, and the Other Investors and certain of their affiliates.

     * (c)(5) Form of Stockholders Agreement.

     * (c)(6) Form of Amendment to Restricted Stock Award Agreement.

     * (c)(7) Form of Instron Corporation 1999 Stock Option Plan.

     * (c)(8) Form of Incentive Stock Option Agreement.

     * (c)(9) Form of Nonqualified Stock Option Agreement.

     * (c)(10) Form of Amendment to Instron Corporation 1992 Stock Incentive
Plan.

     * (c)(11) Form of Amendment to Nonqualified Stock Option Agreement.

     * (c)(12) Form of Amendment to Incentive Stock Option Agreement.

       (c)(13) Amendment No. 1 to the Agreement and Plan of Merger dated as of August 5, 1999 by and among Instron, MergerCo and Kirtland (included in the Letter to Stockholders dated as of August 6, 1999 filed herewith).

     * (d)(1) Letter to Stockholders dated as of July 23, 1999.

     * (d)(2) Notice of Special Meeting of Stockholders dated as of July 23,
       1999.

     * (d)(3) Proxy Statement.

     * (d)(4) Form of Proxy.

       (d)(5) Press Release issued by Instron and Kirtland dated as of May 7, 1999 (incorporated by reference to the Current Report on Form 8-K filed by Instron on May 12, 1999).

     * (d)(6) Form of Voting Instruction Card.

       (d)(7) Letter to Stockholders dated as of August 6, 1999.

       (d)(8) Notice of Special Meeting of Stockholders dated as of August 6, 1999.

       (d)(9) Form of New Proxy Card.

       (d)(10) Form of New Voting Instruction Card.

     * (e) Text of Sections 85 to 98 of Chapter 156B of the General Laws of Massachusetts (included as Appendix C to the Proxy Statement dated July 23, 1999).

       (f) Not applicable.

* Previously filed

                                   SIGNATURES

     After due inquiry and to the best of our knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

                                                   INSTRON CORPORATION

Dated: August 6, 1999                                       By: /s/ LINTON A. MOULDING
                                                   --------------------------------------------
                                                             Name: Linton A. Moulding
                                                          Title: Chief Financial Officer

                                                   ISN ACQUISITION CORPORATION

Dated: August 6, 1999                                       By: /s/ THOMAS N. LITTMAN
                                                   --------------------------------------------
                                                             Name: Thomas N. Littman
                                                                 Title: Treasurer

                                                   KIRTLAND CAPITAL PARTNERS III L.P.
                                                   By: Kirtland Partners Ltd., its General
                                                   Partner

Dated: August 6, 1999                                       By: /s/ THOMAS N. LITTMAN
                                                   --------------------------------------------
                                                             Name: Thomas N. Littman
                                                              Title: Vice President

                                                   GEORGE S. BURR

Dated: August 6, 1999                                           /s/ GEORGE S. BURR
                                                   --------------------------------------------

                                                   HELEN L. BURR

Dated: August 6, 1999                                           /s/ HELEN L. BURR
                                                   --------------------------------------------

                                                   THE HAROLD HINDMAN TRUST -- 1969

Dated: August 6, 1999                                         By: /s/ HAROLD HINDMAN
                                                   --------------------------------------------
                                                               Name: Harold Hindman
                                                                  Title: Trustee

Dated: August 6, 1999                                       By: /s/ ROBERT N. SHAPIRO
                                                   --------------------------------------------
                                                             Name: Robert N. Shapiro
                                                                  Title: Trustee

                                                   JAMES M. MCCONNELL

Dated: August 6, 1999                                         /s/ JAMES M. MCCONNELL
                                                   --------------------------------------------

                                                   JOSEPH E. AMARAL

Dated: August 6, 1999                                          /s/ JOSEPH E. AMARAL
                                                   --------------------------------------------

                                                   KENNETH L. ANDERSEN

Dated: August 6, 1999                                        /s/ KENNETH L. ANDERSEN
                                                   --------------------------------------------

                                                   JOHN R. BARRETT

Dated: August 6, 1999                                          /s/ JOHN R. BARRETT
                                                   --------------------------------------------

                                                   JONATHAN L. BURR

Dated: August 6, 1999                                          /s/ JONATHAN L. BURR
                                                   --------------------------------------------

                                                   THE JONATHAN L. BURR TRUST -- 1965

Dated: August 6, 1999                                        By: /s/ JONATHAN L. BURR
                                                   --------------------------------------------
                                                              Name: Jonathan L. Burr
                                                               Title:  Beneficiary

                                                   YAHYA GHARAGOZLOU

Dated: August 6, 1999                                         /s/ YAHYA GHARAGOZLOU
                                                   --------------------------------------------

                                                   ARTHUR D. HINDMAN

Dated: August 6, 1999                                         /s/ ARTHUR D. HINDMAN
                                                   --------------------------------------------

                                                   WILLIAM J. MILLIKEN

Dated: August 6, 1999                                        /s/ WILLIAM J. MILLIKEN
                                                   --------------------------------------------

                                                   LINTON A. MOULDING

Dated: August 6, 1999                                         /s/ LINTON A. MOULDING
                                                   --------------------------------------------

                                                   JANE ELIZABETH MOULDING

Dated: August 6, 1999                                      /s/ JANE ELIZABETH MOULDING
                                                   --------------------------------------------

                                                   NORMAN L. SMITH

Dated: August 6, 1999                                          /s/ NORMAN L. SMITH
                                                   --------------------------------------------

                                                   HAROLD HINDMAN

Dated: August 6, 1999                                           /s/ HAROLD HINDMAN
                                                   --------------------------------------------

                                                   KIRTLAND PARTNERS LTD.

Dated: August 6, 1999                                       By: /s/ THOMAS N. LITTMAN
                                                   --------------------------------------------
                                                   Name: Thomas N. Littman
                                                   Title:  Vice President

                                                   KIRTLAND CAPITAL COMPANY III LLC

Dated: August 6, 1999                              By: Kirtland Partners Ltd., its managing
                                                   member
                                                            By: /s/ THOMAS N. LITTMAN
                                                   --------------------------------------------
                                                   Name: Thomas N. Littman
                                                   Title:  Vice President

                                 EXHIBIT INDEX


*(a)(1)    Letter dated May 3, 1999 from National City Bank to Kirtland
           Capital Partners III L.P.
*(b)(1)    Opinion of The Beacon Group Capital Services, LLC dated May
           6, 1999 (included as Appendix B to the Proxy Statement dated
           July 23, 1999).
*(b)(2)    Financial Analysis Presentation materials prepared by The
           Beacon Group Capital Services, LLC in connection with its
           presentation to the Board of Directors of Instron and its
           Opinion dated as of May 4, 1999.
*(b)(3)    Financial Analysis Presentation materials prepared by The
           Beacon Group Capital Services, LLC in connection with its
           presentation to the Board of Directors of Instron dated as of August 11, 1998.
*(b)(4)    Financial Analysis Presentation materials prepared by The
           Beacon Group Capital Services, LLC in connection with its
           presentation to the Board of Directors of Instron dated as of March 10, 1999.
*(b)(5)    Financial Analysis Presentation materials prepared by The
           Beacon Group Capital Services, LLC in connection with its
           presentation to the Special Committee of the Board of
           Directors of Instron dated as of April 7, 1999.
 (c)(1)    Agreement and Plan of Merger dated as of May 6, 1999 by and among Instron, MergerCo and Kirtland (included as Appendix A to the Proxy Statement dated July 23, 1999 and in the Letter to Stockholders dated as of August 6, 1999 filed herewith).
*(c)(2)    Letter Agreement dated as of May 6, 1999 by and among
           Kirtland and the Management Investors.
*(c)(3)    Letter Agreement dated as of May 6, 1999 by and among
           Kirtland, Instron and the Other Investors.
*(c)(4)    Voting Agreement dated as of May 6, 1999 by and among
           Kirtland, MergerCo, the Management Investors and certain of their affiliates, and the Other Investors and certain of
           their affiliates.
*(c)(5)    Form of Stockholders Agreement.
*(c)(6)    Form of Amendment to Restricted Stock Award Agreement.
*(c)(7)    Form of Instron Corporation 1999 Stock Option Plan.
*(c)(8)    Form of Incentive Stock Option Agreement.
*(c)(9)    Form of Nonqualified Stock Option Agreement.
*(c)(10)   Form of Amendment to Instron Corporation 1992 Stock
           Incentive Plan.
*(c)(11)   Form of Amendment to Nonqualified Stock Option Agreement.
*(c)(12)   Form of Amendment to Incentive Stock Option Agreement.
 (c)(13)   Amendment No. 1 to the Agreement and Plan of Merger dated as of August 5, 1999 by and among Instron, MergerCo and
           Kirtland (included in the Letter to Stockholders dated as of
           August 6, 1999 filed herewith).
*(d)(1)    Letter to Stockholders dated as of July 23, 1999.
*(d)(2)    Notice of Special Meeting of Stockholders dated as of July
           23, 1999.
*(d)(3)    Proxy Statement.
*(d)(4)    Form of Proxy.
 (d)(5)    Press Release issued by Instron and Kirtland, dated as of
           May 7, 1999 (incorporated by reference to the Current Report on Form 8-K filed by Instron on May 12, 1999).
*(d)(6)    Form of Voting Instruction Card.
 (d)(7)    Letter to Stockholders dated as of August 6, 1999.
 (d)(8)    Notice of Special Meeting of Stockholders dated as of August
           6, 1999.
 (d)(9)    Form of New Proxy Card.
 (d)(10)   Form of New Voting Instruction Card.
*(e)       Text of Sections 85 to 98 of Chapter 156B of the General
           Laws of Massachusetts (included as Appendix C to the Proxy
           Statement dated July 23, 1999).

* Previously filed